UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2010

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Registrant’s Certifying Accountants

Effective September 21, 2010, Giant Oil & Gas Inc. (the “Registrant”) changed its principal independent accountants, Smythe Ratcliffe, Chartered Accountants (“Smythe Ratcliffe”). On such date, Smythe Ratcliffe was terminated from serving as the Registrant’s independent registered public accounting firm and the Registrant retained BDO Canada LLP, Chartered Accountants (“BDO Canada”) as its principal independent accountants. The decision to change accountants was approved by the Registrant’s Board of Directors.

The Termination of Smythe Ratcliffe, Chartered Accountants

Smythe Ratcliffe was the independent registered public accounting firm for the Registrant’s from February 11, 2005 until September 21, 2010. None of Smythe Ratcliffe reports on the Registrant’s financial statements from February 11, 2005 until September 21, 2010, (a) contained an adverse opinion or disclaimer of opinion, or (b) was modified as to uncertainty, audit scope, or accounting principles, or (c) contained any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Smythe Ratcliffe, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. None of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which Smythe Ratcliffe served as the Registrant’s independent registered public accounting firm.

However, the report of Smythe Ratcliffe, dated June 29, 2010, on our financial statements as of and for the year ended December 31, 2009 contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.

The Registrant has provided Smythe Ratcliffe with a copy of this disclosure and has requested that Smythe Ratcliffe furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Smythe Ratcliffe addressed to the Securities and Exchange Commission dated October 4, 2010 is filed as Exhibit 16.1 to this Form 6-K.

The Engagement of BDO Canada LLP, Chartered Accountants

Prior to September 21, 2010, the date that BDO Canada was retained as the principal independent accountants of the Registrant:

(1) The Registrant did not consult BDO Canada regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements;

(2) Neither a written report nor oral advice was provided to the Registrant by BDO Canada that they concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Registrant did not consult BDO Canada regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-X and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-X.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Giant Oil & Gas Inc.

By: /s/ Michael Nott
Name: Michael Nott
Title: President

Date:    October 4, 2010